Exhibit 99.1

Cenovus releases 2014 corporate responsibility report

Calgary, Alberta (June 25, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has published its 2014 corporate responsibility report detailing the company’s efforts to accelerate its environmental performance, protect the health and safety of its staff, invest in and engage with the communities where it operates and maintain the highest standards of corporate governance.

“At Cenovus, responsible development means never accepting that our current performance is good enough,” said Kendall Dilling, Cenovus Vice-President, Environment & Regulatory. “Increasingly, it also means collaborating with our industry peers to develop a long-term focus on technologies to address environmental concerns in the oil sands, which we’ve highlighted in the report.”

As part of its commitment to continuous improvement, Cenovus works collaboratively with 12 other oil sands producers through Canada’s Oil Sands Innovation Alliance (COSIA) to find environmental solutions in areas such as water, land and greenhouse gas (GHG) emissions. In 2014, Cenovus contributed several of the technologies it has developed to COSIA, including:

•                  SkyStrat™ drilling rig — reduces environmental impacts by allowing a drilling rig to be flown into a remote location one module at a time, reducing the need to build roads

•                  Linear Deactivation project (LiDea) — uses innovative techniques to regenerate forest growth along old seismic lines to help protect and restore wildlife habitat

•                  Molten Carbonate Fuel Cell technology — explores ways to reduce the GHG intensity of drilling (in-situ) oil production by capturing carbon while generating electricity

Other highlights from the 2014 corporate responsibility report include:

•                  An 18% improvement in workplace safety. Cenovus staff worked a record 45 million hours with the lowest rate ever for contractor injuries.

•                  Nearly $400 million spent doing business with Aboriginal companies. Since 2009, Cenovus has purchased more than $1.5 billion in goods and services from Aboriginal businesses.

•                  Over two million tonnes of additional carbon dioxide (CO2) safely stored at the company’s enhanced oil recovery project in Weyburn, Saskatchewan. To date, the company has safely stored over 24 million tonnes of CO2 underground at Weyburn.

Cenovus’s corporate responsibility report uses the Global Reporting Initiative as a framework and aligns its performance measures with standards set out by the Canadian Association of Petroleum Producers Responsible Canadian Energy™ program. The full 2014 report is available on cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta which use specialized methods to drill and pump the oil to the surface and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. The company’s enterprise value is approximately $23 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations	Media
Kam Sandhar	Brett Harris
Director, Investor Relations	Media Lead
403-766-5883	403-766-3420

Graham Ingram	Media Relations general line
Manager, Investor Relations	403-766-7751
403-766-2849

Anna Kozicky
Senior Analyst, Investor Relations
403-766-4277

Steve Murray
Senior Analyst, Investor Relations
403-766-3382